CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life and Annuity Insurance Company and Contract Owners of Nationwide VL Separate Account - D:


We consent to the use of our reports for Nationwide VL Separate Account-D dated March 4, 2005 and for Nationwide Life and Annuity Insurance Company dated April 15, 2005, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-59517). Our report for Nationwide Life and Annuity Insurance Company refers to the adoption of the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Separate Accounts in 2004.





KPMG LLP
Columbus, Ohio
April 28, 2005